CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities Offered	Maximum Aggregate Offering Price	Amount of Registration Fee(1)(2)
Notes	$4,636,000	$330.55

(1)	Calculated in accordance with Rule 457(r) of the Securities Act of 1933.
(2)	Pursuant to Rule 457(p) under the Securities Act of 1933, unused filing fees of $107,178.74 have already been paid with respect to unsold securities that were previously registered pursuant to a Registration Statement on Form S-3 (No. 333-117770) filed by JPMorgan Chase & Co. on July 30, 2004, and have been carried forward, of which $330.55 offset against the registration fee due for this offering and of which $106,848.19 remains available for future registration fees. No additional registration fee has been paid with respect to this offering.

Pricing supplement no. 446 To prospectus dated November 21, 2008, prospectus supplement dated November 21, 2008 and product supplement no. 164-A-I dated March 27, 2009	Registration Statement No. 333-155535 Dated February 8, 2010 Rule 424(b)(2)

JPMorgan Chase & Co. $4,636,000 Quarterly Review Notes Linked to Copper due February 17, 2011

General

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The notes are designed for investors who seek early exit prior to maturity at a premium if, on any of the four Review Dates, the average of the Copper Price on such Review Date and the four immediately preceding trading days is at or above the Trigger Price applicable to that Review Date. If the notes are not automatically called, investors are protected against up to a 15% decline of the Commodity Closing Level but will lose 1% of the principal amount of notes for every 1% decline in the Commodity Closing Level as compared to the Commodity Starting Level, if the Commodity Closing Level declines by 15% or more from the Commodity Starting Level. You will lose some or all of your principal if the Commodity Closing Level declines by 15% or more from the Commodity Starting Level. Investors in the notes should be willing to accept this risk of loss, and be willing to forgo interest payments, in exchange for the opportunity to receive a premium payment if the notes are called.

—	The first Review Date, and therefore the earliest date on which a call may be initiated, is May 14, 2010†.
—	Senior unsecured debt obligations of JPMorgan Chase & Co. maturing February 17, 2011†.
—	Minimum denominations of $20,000 and integral of $1,000 multiples thereafter.
—

The terms of the notes as set forth below, to the extent they differ or conflict with those set forth in the accompanying product supplement no. 164-A-I, will supersede the terms set forth in product supplement no. 164-A-I.

—	The notes priced on February 5, 2010 and are expected to settle on or about February 10, 2010.

Key Terms

Automatic Call*:	If the arithmetic average of the Copper Price on five trading days, consisting of the four trading days immediately preceding any Review Date (each such day an “Averaging Date,” and collectively the “Averaging Dates”) and such Review Date, is greater than or equal to the Trigger Price, the notes will be automatically called on such Review Date for a cash payment per note that will vary depending on the applicable Review Date and call premium.
Trigger Price:	For each Review Date, 100% of the Commodity Starting Level.
Payment if Called:

If there is an Automatic Call, for every $1,000 principal amount note, you will receive one payment of $1,000 plus a call premium calculated as follows:

—      5.50% × $1,000 if called on the first Review Date

—      11.00% × $1,000 if called on the second Review Date

—      16.50% × $1,000 if called on the third Review Date

—      22.00% × $1,000 if called on the final Review Date

If the notes are automatically called on a Review Date other than the final Review Date, we will redeem each note and pay the applicable call premium on the third business day after the applicable Review Date†. If the notes are called on the final Review Date, we will redeem each note and pay the applicable call premium on the Maturity Date†.

Payment at Maturity:

If the notes are not called and a mandatory redemption is not triggered and the Commodity Closing Level has not declined from the Commodity Starting Level by more than 15%, you will receive the principal amount of your notes at maturity.

If the notes are not called and a mandatory redemption is not triggered and the Commodity Closing Level declines from the Commodity Starting Level by 15% or more, you will lose 1% of the principal amount of your notes for every 1% decline in the Commodity Closing Level, as compared to the Commodity Starting Level and your payment at maturity per $1,000 principal amount note will be calculated as follows:

$1,000 + [$1,000 × (Commodity Return)]

Assuming the notes are not called, you will lose some or all of your initial principal amount note at maturity if the Commodity Closing Level has declined by 15% or more from the Commodity Starting Level.

Contingent Protection:	15%
Commodity Return:	Commodity Closing Level – Commodity Starting Level Commodity Starting Level
Commodity Starting Level:	$6,329.00, which was the Copper Price on February 8, 2010. The Commodity Starting Level is not the Copper Price on the pricing date.
Commodity Closing Level*:	The arithmetic average of the Copper Price on five trading days, consisting of the four Averaging Dates immediately preceding the final Review Date and such final Review Date. The Commodity Closing Level is not the Copper Price on the final Review Date.
Review Dates†:	May 14, 2010 (first Review Date), August 16, 2010 (second Review Date), November 15, 2010 (third Review Date) and February 14, 2011 (final Review Date), or if any such day is not a business day, the applicable Review Date will be the following business day.
Copper Price:	On any trading day, the official cash settlement price per metric ton of Grade A Copper, stated in U.S. dollars, as calculated by the London Metal Exchange (the “LME”) and displayed on Bloomberg under the symbol “LOCADY”, on such trading day.
Maturity Date†:	February 17, 2011
CUSIP:	48124AGS0
†

Subject to postponement in the event of a market disruption event and as described under “Description of Notes — Payment at Maturity” or “Description of Notes — Automatic Call,” as applicable, in the accompanying product supplement no. 164-A-I.

*	If a market disruption event exists on any Averaging Date, the Copper Price on the next succeeding Averaging Date for which no market disruption event occurs or is continuing will be the Copper Price for such disrupted Averaging Date (and will also be the Copper Price for the originally scheduled Averaging Date). If a market disruption event occurs or is continuing on the Averaging Date immediately preceding a Review Date, the Copper Price on such Review Date will be the Copper Price for such Averaging Date (and will also be the Copper Price for such Review Date).

Investing in the Quarterly Review Notes involves a number of risks. See “Risk Factors” beginning on page PS-6 of the accompanying product supplement no. 164-A-I and “Selected Risk Considerations” beginning on page PS-4 of this pricing supplement.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this pricing supplement, the accompanying product supplement no. 164-A-I or the accompanying prospectus supplement and prospectus. Any representation to the contrary is a criminal offense.

	Price to Public (1)	Fees and Commissions (2)	Proceeds to Us
Per note	$1,000	$10	$990
Total	$4,636,000	$46,360	$4,589,640
(1)	The price to the public includes the estimated cost of hedging our obligations under the notes through one or more of our affiliates, which includes our affiliates’ expected cost of providing such hedge as well as the profit our affiliates expect to realize in consideration for assuming the risks inherent in providing such hedge. The estimated cost of hedging includes the projected profits, which in no event will exceed $10.00 per $1,000 principal amount note, that our affiliates expect to realize in consideration for assuming the risk inherent in hedging our obligations under the notes. For additional related information, please see “Use of Proceeds” beginning on page PS-17 of the accompanying product supplement no. 164-A-I.
2)	J.P. Morgan Securities Inc., which we refer to as JPMSI, acting as agent for JPMorgan Chase & Co., will receive a commission of $10.00 per $1,000 principal amount note. This commission includes the projected profits that our affiliates expect to realize in consideration for assuming risks inherent in hedging our obligations under the notes. See “Plan of Distribution” beginning on page PS-33 of the accompanying product supplement no. 164-A-1. For a different portion of the notes to be sold in this offering, an affiliated bank will receive a fee and another affiliate of ours will receive a structuring and development fee. The aggregate amount of these fees will be $10.00 per $1,000 principal amount note.

The agent for this offering, JPMSI, is an affiliate of ours. See “Supplemental Plan of Distribution (Conflicts of Interest)” on page PS-6 of this pricing supplement.

The notes are not bank deposits and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

February 8, 2010

Additional Terms Specific to the Notes

You should read this pricing supplement together with the prospectus dated November 21, 2008, as supplemented by the prospectus supplement dated November 21, 2008 relating to our Series E medium-term notes of which these notes are a part, and the more detailed information contained in product supplement no. 164-A-I dated March 27, 2009. This pricing supplement, together with the documents listed below, contains the terms of the notes, supplements the term sheet related hereto dated February 2, 2010 and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, fact sheets, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in “Risk Factors” in the accompanying product supplement no. 164-A-I, as the notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the notes.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

—	Product supplement no. 164-A-I dated March 27, 2009:

http://www.sec.gov/Archives/edgar/data/19617/000089109209001297/e34952_424b2.pdf

—	Prospectus supplement dated November 21, 2008:

http://www.sec.gov/Archives/edgar/data/19617/000089109208005661/e33600_424b2.pdf

—	Prospectus dated November 21, 2008:

http://www.sec.gov/Archives/edgar/data/19617/000089109208005658/e33655_424b2.pdf

Our Central Index Key, or CIK, on the SEC website is 19617. As used in this pricing supplement, the “Company,” “we,” “us” or “our” refers to JPMorgan Chase & Co.

Supplemental Information Relating to the Terms of the Notes

For purposes of the notes:

Notwithstanding the definition of Automatic Call set forth in the accompanying product supplement no. 164-A-I, Automatic Call means that if the arithmetic average of the Copper Price on five trading days, consisting of the four trading days immediately preceding any Review Date (each such day an “Averaging Date,” and collectively the “Averaging Dates”) and such Review Date, is greater than or equal to the Trigger Price, the notes will be automatically called on such Review Date for a cash payment per note that will vary depending on the applicable Review Date and call premium. If a market disruption event exists on any Averaging Date, the Copper Price on the next succeeding Averaging Date for which no market disruption event occurs or is continuing will be the Copper Price for such disrupted Averaging Date (and will also be the Copper Price for the originally scheduled Averaging Date). If a market disruption event occurs or is continuing on the Averaging Date immediately preceding a Review Date, the Copper Price on such Review Date will be the Copper Price for such Averaging Date (and will also be the Copper Price for such Review Date).

Notwithstanding the definition of Payment at Maturity set for in the accompanying product supplement no. 164-A-I, the Payment at Maturity will be calculated as follows:

If the notes are not called and a mandatory redemption is not triggered and the Commodity Closing Level declines from the Commodity Starting Level by up to 15%, you will receive the principal amount of your notes at maturity.

If the notes are not called and a mandatory redemption is not triggered and the Commodity Closing Level declines from the Commodity Starting Level by 15% or more, you will lose 1% of the principal amount of your notes for every 1% decline in the Commodity Closing Level, as compared to the Commodity Starting Level, and your payment at maturity per $1,000 principal amount note will be calculated as follows:

$1,000 + [$1,000 × (Commodity Return)]

Assuming the notes are not called, you will lose some or all of your initial principal amount at maturity if the Commodity Closing Level has declined by 15% or more from the Commodity Starting Level.

Contingent Protection will have the meaning as defined herein.

Notwithstanding the definition of Commodity Closing Level set forth in the accompanying product supplement no. 164-A-I, the Commodity Closing Level is the arithmetic average of the Copper Price on five trading days, consisting of the four Averaging Dates immediately preceding the final Review Date and such final Review Date.

JPMorgan Structured Investments — Quarterly Review Notes Linked to Copper	PS-1

Hypothetical Examples of Amounts Payable upon Automatic Call or at Maturity

The following tables illustrates the hypothetical simple total return (i.e., not compounded) on the notes that could be realized on the applicable Review Date for a range of movements in the Copper Price. The following tables assume a Commodity Starting Level of $6,300 and a hypothetical Trigger Price of $6,300 on each Review Date (which is not the actual Commodity Starting Level or Trigger Price applicable to these notes). The tables reflects the Contingent Protection of 15% and that the percentages used to calculate the call premium amount applicable to the four Review Dates are 5.50%, 11.00%, 16.50% and 22.00%, respectively, regardless of the appreciation of the Copper Price, which may be significant. There will be only one payment on the notes whether called or at maturity. An entry of “n/a” with respect to the first table indicates that the notes would not be called on the applicable Review Date and no payment for any automatic call would be made for such date and with respect to the second table indicates that the notes would be called on the final Review Date (in which case your payment would be calculated according to example 2). The hypothetical returns set forth below are for illustrative purposes only and may not be the actual total returns applicable to a purchaser of the notes.

The following table and examples 1 and 2 illustrate how to calculate the total return when the notes are automatically called:

Arithmetic Average of Copper Prices Applicable to Review Date*	Total Return if called at First Review Date	Total Return if called at Second Review Date	Total Return if called at Third Review Date	Total Return if called at at Final Review Date
$11,340.00	5.50%	11.00%	16.50%	22.00%
$10,710.00	5.50%	11.00%	16.50%	22.00%
$10,080.00	5.50%	11.00%	16.50%	22.00%
$9,450.00	5.50%	11.00%	16.50%	22.00%
$8,820.00	5.50%	11.00%	16.50%	22.00%
$8,190.00	5.50%	11.00%	16.50%	22.00%
$7,560.00	5.50%	11.00%	16.50%	22.00%
$6,930.00	5.50%	11.00%	16.50%	22.00%
$6,615.00	5.50%	11.00%	16.50%	22.00%
$6,300.00	5.50%	11.00%	16.50%	22.00%
$6,299.94	n/a	n/a	n/a	n/a
$5,985.00	n/a	n/a	n/a	n/a
$5,670.00	n/a	n/a	n/a	n/a
$5,355.63	n/a	n/a	n/a	n/a
$5,355.00	n/a	n/a	n/a	n/a
$5,040.00	n/a	n/a	n/a	n/a
$4,410.00	n/a	n/a	n/a	n/a
$3,780.00	n/a	n/a	n/a	n/a
$2,520.00	n/a	n/a	n/a	n/a
$1,260.00	n/a	n/a	n/a	n/a
$0.00	n/a	n/a	n/a	n/a

* For each Review Date, the arithmetic average of the Copper Price on five trading days consisting of the four Averaging Dates immediately preceding such Review Date and such Review Date.

Example 1: The Copper Price increases from the Commodity Starting Level of $6,300 to a Copper Price of $6,615 on the first Averaging Date, decreases to $5,985 on the second Averaging Date, increases to $6,300 on the third Averaging Date, increases to $6,615 on the fourth Averaging Date and decreases to $5,985 on the First Review Date. Because the arithmetic average of the Copper Price on the four applicable Averaging Dates and the first Review Date of $6,300 is equal to the hypothetical Trigger Price of $6,300, the notes are automatically called on the first Review Date, and the investor receives a single payment of $1,055 per $1,000 principal amount note.

Example 2: The arithmetic average of the Copper Price for any Review Date and for its applicable Averaging Dates is less than the hypothetical Trigger Price with respect to the first three Review Dates. The Copper Price on the final Review Date and its applicable Averaging Dates are $6,615, $8,190, $5,355, $5,985 and $6,930, respectively. Because (a) the arithmetic average of the Copper Price on any Review Date and its applicable Averaging Dates with respect to the each of the first three Review Dates is less than the hypothetical Trigger Price of $6,300, and (b) the arithmetic average of the Copper Price on the final Review Date and its applicable Averaging Dates of $6,615 is greater than the hypothetical Trigger Price of $6,300, the notes are automatically called on the final Review Date and the investor receives a single payment of $1,220 per $1,000 principal amount note.

The following table and examples 3 and 4 illustrate how to calculate the total return when the notes are not automatically called:

Hypothetical Commodity Closing Level	Hypothetical Copper Appreciation/ Depreciation Over Term of Notes	Hypothetical Total Return if No Automatic Call
$11,340.00	80.00%	n/a
$10,710.00	70.00%	n/a
$10,080.00	60.00%	n/a
$9,450.00	50.00%	n/a
$8,820.00	40.00%	n/a
$8,190.00	30.00%	n/a
$7,560.00	20.00%	n/a
$6,930.00	10.00%	n/a
$6,615.00	5.00%	n/a
$6,300.00	0.00%	n/a
$7,199.93	-0.001%	0.00%
$6,840.00	-5.00%	0.00%
$5,670.00	-10.00%	0.00%
$5,355.63	-14.99%	0.00%
$5,355.00	-15.00%	-15.00%
$5,040.00	-20.00%	-20.00%
$4,410.00	-30.00%	-30.00%
$3,780.00	-40.00%	-40.00%
$2,520.00	-60.00%	-60.00%
$1,260.00	-80.00%	-80.00%
$0.00	-100.00%	-100.00%

JPMorgan Structured Investments — Quarterly Review Notes Linked to Copper	PS-2

Example 3: The arithmetic average of the Copper Price for any Review Date and for its applicable Averaging Dates is less than the hypothetical Trigger Price with respect to each Review Date. The Copper Price decreases from the Commodity Starting Level of $6,300 to a Commodity Closing Level of $5,670. Because (a) the Copper Price on each of the Review Dates is less than the hypothetical Trigger Price on each of the four Review Dates of $6,300, and (b) the Commodity Closing Level has not declined by more than 15% from the Commodity Starting Level, the notes are not called and the payment at maturity is the principal amount of $1,000 per $1,000 principal amount note.

Example 4: The arithmetic average of the Copper Price for any Review Date and for its applicable Averaging Dates is less than the hypothetical Trigger Price with respect to each Review Date. The Copper Price decreases from the Commodity Starting Level of $6,300 to a Commodity Closing Level of $3,780. Because (a) the Copper Price on each of the Review Dates is less than the hypothetical Trigger Price on each of the four Review Dates of $6,300, and (b) the Commodity Closing Level has declined by more than 15% from the Commodity Starting Level, the notes are not called and the investor receives a payment at maturity that is less than the principal amount for each $1,000 principal amount note, calculated as follows:

$1,000 + [$1,000 × (-40%)] = $600

Selected Purchase Considerations

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LIMITED APPRECIATION POTENTIAL — If the arithmetic average of the Copper Price on any Review Date and its applicable Averaging Dates is greater than or equal to the Trigger Price, your investment will yield a payment per $1,000 principal amount note of $1,000 plus (i) 5.50% × $1,000 if called on the first Review Date, (ii) 11.00% × $1,000 if called on the second Review Date, (iii) 16.50% × $1,000 if called on the third Review Date and (iv) 22.00% × $1,000 if called on the final Review Date. Because the notes are our senior unsecured obligations, payment of any amount if called or at maturity is subject to our ability to pay our obligations as they become due.

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POTENTIAL EARLY EXIT WITH APPRECIATION AS A RESULT OF AUTOMATIC CALL FEATURE — While the original term of the notes is one year, the notes will be called before maturity if the arithmetic average of the Copper Price on any Review Date and its applicable Averaging Dates is at or above the Trigger Price, and you will be entitled to the applicable payment corresponding to such Review Date as set forth on the cover of this pricing supplement.

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NO PROTECTION AGAINST LOSS IF THE COMMODITY RETURN IS -15% OR LESS — If the Commodity Return is -15% or less, for every 1% decline of Commodity Closing Level as compared to the Commodity Starting Level, you will lose an amount equal to 1% of the principal amount of your notes. Accordingly, you may lose some or all of your investment at maturity.

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POTENTIAL FOR EARLY EXIT AND A RETURN ON ANY REVIEW DATE, EVEN IF THE COPPER RETURN HAS NOT INCREASED FROM THE COMMODITY STARTING LEVEL ON SUCH REVIEW DATE — The Trigger Price for each Review Date is set at 100% of the Commodity Starting Level. Accordingly, you will receive a payment after the applicable Review Date that will depend on the applicable Review Date if the notes are automatically called, even if the Copper Price on such Review Date or the arithmetic average of the Copper Price on such Review date and the applicable Averaging Dates has not increased from the Commodity Starting Level.

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EXPOSURE TO THE COPPER PRICE — The Commodity Return reflects the performance of copper, expressed as a percentage, from the Commodity Starting Level to the official cash settlement price per metric ton of Grade A Copper, stated in U.S. dollars, as calculated by the LME and displayed on Bloomberg under the symbol “LOCADY” on the Observation Date. For additional information, see “Description of Notes — Payment at Maturity” in the accompanying product supplement no. 164-A-I.

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CAPITAL GAINS TAX TREATMENT — You should review carefully the section entitled “Certain U.S. Federal Income Tax Consequences” in the accompanying product supplement no. 164-A-I. As described therein, we and you will agree to characterize and treat the notes for U.S. federal income tax purposes as “open transactions”. Subject to the limitations described therein, and based on certain factual representations received from us, in the opinion of our special tax counsel, Sidley Austin LLP, it is reasonable to treat your purchase and ownership of the notes as “open transactions” for U.S. federal income tax purposes. Assuming this characterization is respected, your gain or loss on the notes should be treated as long-term capital gain or loss if you hold the notes for more than a year, whether or not you are an initial purchaser of notes at the issue price. However, the Internal Revenue Service (the “IRS”) or a court may not respect this characterization or treatment of the notes, in which case the timing and character of any income or loss on the notes could be significantly and adversely affected. For example, the notes could be treated as “contingent payment debt instruments,” as discussed in the section entitled “Certain U.S. Federal Income Tax Consequences” in the accompanying product supplement no. 164-A-I.

Moreover, on December 7, 2007, the Treasury Department and the IRS released a notice requesting comments on the U.S. federal income tax treatment of “prepaid forward contracts” and similar instruments, such as the notes. The notice focuses in particular on whether to require holders of these instruments to accrue income over the term of their investment. It also asks for comments on a number of related topics, including the character of income or loss with respect to these instruments; the relevance of factors such as the nature of the underlying property to which the instruments are linked; the degree, if any, to which income (including any mandated accruals) realized by Non-U.S. Holders should be subject to withholding tax; and whether these instruments are or should be subject to the “constructive ownership” regime, which very generally can operate to recharacterize certain long-term capital gains as ordinary income that is subject to an interest charge. While the notice requests comments on appropriate transition rules and effective dates, any Treasury regulations or other guidance promulgated after consideration of these issues could materially and adversely affect the tax consequences of an investment in the notes, possibly with retroactive effect. Both U.S. and Non-U.S. Holders should consult their tax advisers regarding the U.S. federal income tax consequences of an investment in the notes, including possible alternative treatments and the issues presented by this notice.

Subject to certain assumptions and representations received from us, the discussion in this section entitled “Capital Gains Tax Treatment”, when read in combination with the section entitled “Certain U.S. Federal Income Tax Consequences” in the accompanying product supplement, constitutes the full opinion of Sidley Austin LLP regarding the material U.S. federal income tax treatment of owning and disposing of the notes.

JPMorgan Structured Investments — Quarterly Review Notes Linked to Copper	PS-3

Selected Risk Considerations

An investment in the notes involves significant risks. Investing in the notes is not equivalent to investing directly in copper. These risks are explained in more detail in the “Risk Factors” section of the accompanying product supplement no. 164-A-I dated March 27, 2009.

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YOUR INVESTMENT IN THE NOTES MAY RESULT IN A LOSS — If the notes are not automatically called and the Commodity Closing Level has declined by 15% or more from the Commodity Starting Level, you will lose 1% of your principal amount at maturity for every 1% decline in the Commodity Closing Level, as compared to the Commodity Starting Level.

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CREDIT RISK OF JPMORGAN CHASE & CO. — The notes are subject to the credit risk of JPMorgan Chase & Co. and our credit ratings and credit spreads may adversely affect the market value of the notes. Investors are dependent on JPMorgan Chase & Co.’s ability to pay all amounts due on the notes at maturity or upon an automatic call, and therefore investors are subject to our credit risk and to changes in the market’s view of our creditworthiness. Any decline in our credit ratings or increase in the credit spreads charged by the market for taking our credit risk is likely to adversely affect the value of the notes.

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LIMITED RETURN ON THE NOTES — Your potential gain on the notes will be limited to the call premium applicable for a Review Date, as set forth on the cover of this pricing supplement, regardless of the appreciation of the price of copper, which may be significant. Because the Copper Price at various times during the term of the notes could be higher than on the Averaging Dates, Review Dates or at maturity, you may receive a lower payment if called or at maturity, as the case may be, than you would have if you had invested directly in copper.

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YOUR PROTECTION MAY TERMINATE — If the Commodity Closing Level declines from the Commodity Starting Level by 15% or more, you will at maturity be fully exposed to any depreciation in the Commodity Closing Level as compared to the Commodity Starting Level. Under these circumstances, if the Commodity Closing Level is less than the Commodity Starting Level, you will lose 1% of the principal amount of your investment for every 1% decrease in the Commodity Closing Level as compared to the Commodity Starting Level. As a result, you may lose some or all of your investment. If these notes had a non-contingent buffer, under the same scenario, you would have received the principal amount of your notes at maturity reduced by 1% for every 1% decrease in the Copper Price beyond the 15% buffer. As a result, your investment in the notes may not perform as well as an investment in a security with a return that includes a non-contingent buffer.

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YOUR INVESTMENT IS SUBJECT TO A REINVESTMENT RISK — If the notes are subject to an automatic call on the first Review Date, the second Review Date or the third Review Date, the holding period over which you would receive your return will be less than the full term of the notes. There is no guarantee that you would be able to reinvest the proceeds from an investment in the notes at a comparable return for a similar level of risk following an automatic call on any of the first three Review Dates.

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NO OWNERSHIP OF COPPER OR OTHER COPPER RELATED CONTRACTS — As a holder of the notes, you will not receive the return you would receive if you had actually purchased copper or exchange-traded or over-the-counter instruments based on copper. You will not have any rights that holders of such assets or instruments would have.

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THERE ARE RISKS ASSOCIATED WITH AN INVESTMENT LINKED TO COPPER — The Copper Price is primarily affected by the global demand for and supply of copper, but is also influenced significantly from time to time by speculative actions and by currency exchange rates. Demand for copper is significantly influenced by the level of global industrial economic activity. Industrial sectors which are particularly important to demand for copper include the electrical and construction sectors. In recent years, demand has been supported by strong consumption from newly industrializing countries due to their copper-intensive economic growth and industrial development. An additional, but highly volatile, component of demand is adjustments to inventory in response to changes in economic activity and/or pricing levels. There are substitutes for copper in various applications. Their availability and price will also affect demand for copper. Apart from the United States, Canada and Australia, the majority of copper concentrate supply (the raw material) comes from outside the Organization for Economic Cooperation and Development countries. The supply of copper is also affected by current and previous price levels, which will influence investment decisions in new smelters. In previous years, copper supply has been affected by strikes, financial problems and terrorist activity. It is not possible to predict the aggregate effect of all or any combination of these factors. For additional information about copper, see the information set forth under “The Commodities” in the accompanying product supplement no. 164-A-I.

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THE COPPER PRICE IS DETERMINED BY THE LME, AND THERE ARE CERTAIN RISKS RELATING TO THE COPPER PRICE BEING DETERMINED BY THE LME — Your notes are linked to the performance of Copper, which is traded on the LME. Investments in securities linked to the value of commodities that are traded on non-U.S. exchanges involve risks associated with the markets in those countries, including risks of volatility in those markets and governmental intervention in those markets. In addition, the LME is a principals’ market which operates in a manner more closely analogous to the over-the counter physical commodity markets than regulated futures markets. For example, there are no daily price limits on the LME, which would otherwise restrict the extent of daily fluctuations in the prices of LME contracts. In a declining market, therefore, it is possible that prices would continue to decline without limitation within a trading day or over a period of trading days. In addition, a contract may be entered into on the LME calling for delivery on any day from one day to three months following the date of such contract and for monthly delivery up to 27 and 15 months forward following such third month, in contrast to trading on futures exchanges, which call for delivery in stated delivery months. As a result, there may be a greater risk of a concentration of positions in LME contracts on particular delivery dates, which in turn could cause temporary aberrations in the prices of LME contracts for certain delivery dates. If such aberrations occur on any Review Date, the official U.S. dollar cash buyer settlement price per metric ton of Grade A Copper and, consequently, the Commodity Return, could be adversely affected. The LME has no obligation to consider your interests in calculating or revising the official cash settlement price per metric ton of Grade A Copper. For additional information about copper, see the

JPMorgan Structured Investments — Quarterly Review Notes Linked to Copper	PS-4

information set forth under “The Commodities” in the accompanying product supplement no. 164-A-I.

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SINGLE COMMODITY PRICES TEND TO BE MORE VOLATILE THAN, AND MAY NOT CORRELATE WITH, THE PRICES OF COMMODITIES GENERALLY — The notes are linked exclusively to the Copper Price and not to a diverse basket of commodities or a broad-based commodity index. The Copper Price may not correlate to the price of commodities generally and may diverge significantly from the prices of commodities generally. Because the notes are linked to the price of a single commodity, they carry greater risk and may be more volatile than notes linked to the prices of multiple commodities or a broad-based commodity index.

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CERTAIN BUILT-IN COSTS ARE LIKELY TO ADVERSELY AFFECT THE VALUE OF THE NOTES PRIOR TO MATURITY — While the payment upon an automatic call or at maturity described in this pricing supplement is based on the full principal amount of your notes, the original issue price of the notes includes the agent’s commission and the estimated cost of hedging our obligations under the notes. As a result, the price, if any, at which JPMSI, will be willing to purchase notes from you in secondary market transactions, if at all, will likely be lower than the original issue price and any sale prior to the Maturity Date could result in a substantial loss to you. The notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold the notes to maturity.

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LACK OF LIQUIDITY — The notes will not be listed on any securities exchange. JPMSI intends to offer to purchase the notes in the secondary market but is not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily. Because other dealers are not likely to make a secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which JPMSI is willing to buy the notes.

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POTENTIAL CONFLICTS — We and our affiliates play a variety of roles in connection with the issuance of the notes, including acting as calculation agent and hedging our obligations under the notes. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the notes. The calculation agent is under no obligation to consider your interests as a holder of the notes in taking any actions that might affect the value of your notes.

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MANY ECONOMIC AND MARKET FACTORS WILL IMPACT THE VALUE OF THE NOTES — In addition to the Copper Price on any day, the value of the notes will be affected by a number of economic and market factors that may either offset or magnify each other, including:

—	the expected volatility of copper;
—	supply and demand trends for copper;
—	the time to maturity of the notes;
—	interest and yield rates in the market;
—	a variety of economic, financial, political, regulatory, geographical, agricultural, meteorological or judicial events that affect copper or commodities markets generally; and
—	our creditworthiness, including actual or anticipated downgrades in our credit ratings.

JPMorgan Structured Investments — Quarterly Review Notes Linked to Copper	PS-5

Historical Information

The following graph sets forth the historical performance of the Copper Price based on the weekly Copper Price from January 7, 2005 through February 5, 2010. The Copper Price on February 8, 2010 was $6,329.00. We obtained the Copper Prices below from Bloomberg Financial Markets. We make no representation or warranty as to the accuracy or completeness of the information obtained from Bloomberg Financial Markets.

The historical cash settlement prices of copper should not be taken as an indication of future performance, and no assurance can be given as to the Copper Price on any Review Date. We cannot give you assurance that the performance of copper will result in the return of any of your initial investment.

Supplemental Plan of Distribution (Conflicts of Interest)

We own, directly or indirectly, all of the outstanding equity securities of JPMSI, the agent for this offering. The net proceeds received from the sale of notes will be used, in part, by JPMSI or one of its affiliates in connection with hedging our obligations under the notes. In accordance with NASD Rule 2720, JPMSI may not make sales in this offering to any of its discretionary accounts without the prior written approval of the customer.

JPMorgan Structured Investments — Quarterly Review Notes Linked to Copper	PS-6